EXHIBIT 99.1

Prosensa Strengthens its Management Team and Supervisory Board with Key Appointments

Preparing for anticipated launch of lead compound for DMD

Leiden, The Netherlands, June 30, 2014 (GLOBE NEWSWIRE) -- Prosensa Holding N.V. (NASDAQ: RNA) the Dutch biopharmaceutical company focusing on rare diseases with a high unmet medical need, today announced the appointment of Willem W. van Weperen to the new position of chief commercial officer and the addition of Dr. Annalisa Jenkins to its Supervisory Board.

With more than two decades of experience at Genzyme and GSK and his recent leadership of Dutch to-BBB as CEO, Mr. van Weperen brings significant business operational and commercial expertise to Prosensa in advance of an anticipated launch of the company's first product for the treatment of Duchenne muscular dystrophy (DMD).

Hans Schikan, CEO of Prosensa said, "We expect Willem to play a critical role at Prosensa as we move from a research and development stage company to a commercial organization. His knowledge and experience will be invaluable as we build the infrastructure to support the anticipated launch of our first product for treating boys with DMD."

Prior to his role at to-BBB, Mr. van Weperen spent 15 years at Genzyme in a number of senior management and commercial positions at both a national and international level. He joined Genzyme in 1994 as medical affairs manager in Europe. Subsequently, he worked as Area Manager Therapeutics for the Benelux, responsible for sales and marketing of Genzyme's orphan disease products following which he took on the role as European Marketing Director for the Company's LSD/Thyrogen products. Since 2003, he assumed global responsibility for marketing in the rare genetic disease business unit in Genzyme's worldwide headquarters in Cambridge, MA. Most recently, he led Genzyme's Netherlands organization in Naarden. At Genzyme, he oversaw and  significantly contributed to several global launches of products in the company's rare disease portfolio.

"I'm thrilled to be joining Prosensa at such an exciting and pivotal time for the company and look forward to applying my expertise in commercializing rare disease drugs to potentially launching one of the first products to treat DMD," said Mr. van Weperen.

Dr. Jenkins joins Prosensa's Supervisory Board with more than 25 years of experience in the healthcare sector. In her most recent role as Head of Global Research and Development and Executive Vice President at Merck Serono, which she has held since October 2013, she was responsible for building global development, research and medical capabilities, spanning research, development, global regulatory and clinical development in addition to  medical affairs and patient access. She joined the company in 2011, previously serving as Executive Vice President Global Development and Medical. Prior to joining Merck Serono, Dr. Jenkins held various regional and global roles with Bristol-Myers Squibb since 1997, most recently as Senior Vice President, Global Medical Affairs.

"We are delighted to welcome Annalisa to Prosensa's Supervisory Board. Her extensive experience in research and clinical development and medical affairs for Merck Serono and Bristol Myers Squibb, which are amongst the  top pharma companies in the world, will bring valuable insights to us as we take the company to the next level," said David Mott, Chairman of the Supervisory Board at Prosensa.

Dr. Jenkins began her career as a Medical Officer with the British Royal Navy after graduating in Medicine from St. Bartholomew's Hospital London and training in Cardiovascular Medicine in the UK National Health Service.

"I am excited to join Prosensa at such a significant moment in the company's history and look forward to working alongside a world-class team with exceptional leadership in rare diseases," said Dr. Jenkins. "With such an extensive research and development pipeline in DMD, I hope to integrate my expertise in global R&D as Prosensa continues to advance its portfolio of innovative exon-skipping technology."

The appointment of Dr. Annalisa Jenkins will be subject to shareholders' approval at the next shareholders' meeting, scheduled for August 20, 2014.

Notes to editors

About Prosensa Holding N.V.

Prosensa (NASDAQ: RNA) is a Dutch biotechnology company engaged in the discovery and development of RNA-modulating therapeutics for the treatment of genetic disorders. Its primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy (DMD), myotonic dystrophy and Huntington's disease.

Prosensa's current portfolio includes six compounds for the treatment of DMD, all of which have received orphan drug status in the United States and the European Union. The compounds use an innovative technique called exon-skipping to provide a personalized medicine approach to treat different populations of DMD patients. www.prosensa.com

CONTACT: Celia Economides
         Prosensa Holding N.V.
         Sr Director IR & Corporate Communications
         c.economides@prosensa.nl